July 30, 2025

Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd. #802
Vienna, VA 22182

       Re: Cel-Sci Corporation
           Draft Registration Statement on Form S-1
           Submitted July 25, 2025
           CIK No. 0000725363
Dear Geert Kersten:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   William Hart, Esq.